Exhibit 99.2

2 Computershare Trust Company of Canada 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 Telephone 1-866-586-7635 514-982-7555 Facsimile 1-866-249-7775 416-263-9524 www.investorcentre.com/rbc MR SAM SAMPLE 123 SAMPLES STREET Security Class SAMPLETOWN SS X9X 9X9 Common Holder Account Number C1234567890 X X X Fold Form of Proxy—Annual Meeting of Common Shareholders—April 11, 2024 Notes to Proxy 1. Every shareholder has the right to appoint a proxyholder, other than the persons designated in this form of proxy, to attend and act on your behalf at the meeting. If you wish to appoint a proxyholder, please insert the name of the person in the space provided on the reverse side, or by completing another legal form of proxy. The proxyholder is not required to be a shareholder of RBC. 2. This Form of Proxy should be dated and signed by the shareholder or shareholder’s attorney authorized in writing. If the shareholder is a corporation, the Form of Proxy should be signed by its duly authorized officer(s). If this proxy is not dated, it shall be deemed to bear the date on which it is mailed to shareholders. 3. This proxy is solicited by the management of RBC and the shares represented by this proxy will be voted for or against or withheld or abstained from voting in accordance with the instructions given by the shareholder. 4. In the absence of any contrary instructions, the shares represented by proxies received by management will be voted “FOR” items 1 to 3 and “AGAINST” shareholder proposals nos. 1 to 7. 5. If you mark the ABSTAIN box, you are directing your proxyholder to ABSTAIN from voting FOR or AGAINST that matter. An abstention will be counted as present for quorum purposes but will not be counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal. The number of abstentions will be reported in the voting results. 6. This Form of Proxy should be read in conjunction with the accompanying Notice of Annual Meeting of Common Shareholders and Management Proxy Fold Circular. 7. Information contained in or otherwise accessible through the websites mentioned in this Form of Proxy does not form a part of this Form of Proxy. All references in this Form of Proxy to the websites are inactive textual references only. METHOD OF VOTING . To Vote Using the To Receive Documents To Vote by Mail To Vote by Fax To Attend the Meeting Internet Electronically • Complete, sign and date the • Complete, sign and date the reverse • Go to the following web site: • You can enroll to receive future • For information about reverse hereof. hereof. www.investorvote.com security holder communications how to attend the meeting electronically by visiting in person or online, • Return this Proxy in the • Forward it by fax (toll-free in Canada • Smartphone? www.investorcentre.com. please visit envelope provided. and the U.S.) to 1-866-249-7775. Scan the QR code rbc.com/annual meetings. to vote now. • Forward it by fax to (416) 263-9524 for calls outside Canada and the U.S. If you vote by Fax or Internet, Do NOT mail back this proxy. To ensure your vote is counted, proxies must be received by 1:00 p.m. (Eastern Time) on Tuesday, April 9, 2024. To vote by Internet, you will need to provide your CONTROL NUMBER listed below. CONTROL NUMBER 123456789012345 CPUQC01.E.INT/000001/i1234 01YROC

MR SAM SAMPLE C1234567890 XXX 123 This Form of Proxy is solicited by and on behalf of management of Royal Bank of Canada. Appointment of Proxyholder The undersigned holder of Common Shares of Print the name of the person you are ROYAL BANK OF CANADA (?RBC?) hereby appoints: OR appointing if this person is someone instead DAVID JACYNTHE MCKAY, C?T?, Chair of the Board, failing whom of the foregoing President and Chief Executive Officer as proxyholder of the undersigned, with the power of substitution, to attend the meeting in person or online, vote and otherwise act for and on behalf of the undersigned in respect of all matters that may come before the Annual Meeting of Common Shareholders of RBC to with be held authority on April to act 11, 2024 in the at proxyholder?s 9:30 a.m. (Eastern discretion Time) in and respect any adjournment(s) of all the business thereof, items as directed described herein in the if a enclosed choice is specified Notice of by the undersigned Meeting of or, Common if no choice Shareholders is specified, or as any the amendments proxyholder sees or variations fit, and to such business items and other matters as may properly come before the meeting. For information about how to attend this Annual annual meeting, please visit rbc.com/annual meetings. Note: If completing the appointment box above YOU MUST go to computershare.com/RBC2024 and provide Computershare with the name and email address of the person you are appointing in order for this person to attend the meeting online. Computershare will use this information ONLY to provide the appointee with a username to gain entry to the meeting online. This username will allow your proxyholder to login to, vote and participate at the meeting online. Without a username, your proxyholder will only be able to log-in to the meeting as a guest and will not be able to vote or participate. The Board of Directors and management recommend that shareholders vote FOR items 1 to 3 below: 1. Election of Directors For Withhold For Withhold For Withhold For Withhold Fold M. Bibic C. Devine A. Norton T. Vandal A.A. Chisholm R.L. Jamieson B. Perry F. Vettese J. C?t? D. McKay M. Turcke J. Yabuki T.N. Daruvala For Withhold For Against 2. Appointment of PricewaterhouseCoopers LLP (PwC) 3. Advisory vote on the Bank?s approach to as auditor executive compensation Shareholder Proposals (set out in Schedule ?A? of the accompanying Management Proxy Circular) The Board of Directors and management recommend that shareholders vote AGAINST the shareholder proposals. For Against Abstain For Against Abstain For Against Abstain Proposal No. 1 Proposal No. 4 Proposal No. 7 Proposal No. 2 Proposal No. 5 Fold Proposal No. 3 Proposal No. 6 PLEASE SEE THE NOTES ON THE REVERSE SIDE, WHICH ARE PART OF THIS FORM OF PROXY. Authorized Signature(s)—Sign Here—This section must be completed for your instructions to be executed. Day Month Year Signature(s) Quarterly Reports Request Annual Report Waiver Mark this box if you want to receive our Quarterly Mark this box if you do NOT want to receive the Financial Statements and MD&A. If you do not mark Annual Financial Statements and MD&A. If you do not the box and return this form, the Quarterly Reports will mark this box, the Annual Report will continue to be not be mailed to you in 2024. sent to you by mail. RYCQ 362943 AR2 999999999999 01YRPC